Exhibit 99.1

RANTIZO UNVEILS PROTOTYPE OF LONG-RANGE FIXED-WING SURVEILLANCE DRONE

New unmanned aircraft designed for border security, forestry, wildfire monitoring and critical infrastructure surveillance; commercial availability anticipated in mid-2027

HOUSTON, TX – October 28, 2026 Rantizo, Inc. (NASDAQ: RNTZ) (“Rantizo” or the “Company”), an emerging provider of advanced drone technologies and services, today announced the unveiling of its new fixed-wing surveillance drone prototype, expanding the Company’s unmanned aircraft portfolio into aerial intelligence, surveillance, reconnaissance and monitoring applications. Rantizo anticipates that the aircraft will be commercially available in mid-2027, subject to completion of testing and manufacturing preparations.

Designed to support operations across diverse environments, the new aircraft combines long-range flight capabilities, high-speed performance and advanced imaging technology in a compact, electrically powered platform. The system is designed to address demand for aerial surveillance solutions across border security, forestry and wildfire management, critical infrastructure inspection, environmental monitoring and public safety operations.

The prototype introduction represents another step in Rantizo’s strategy to develop and commercialize specialized drone technologies that address operational challenges across government and commercial markets.

Expanding the Role of Unmanned Aerial Surveillance

Rantizo’s fixed-wing platform is designed to provide operators with an efficient means of monitoring large geographic areas, accessing remote locations and collecting actionable aerial intelligence.

Built for rapid deployment and operational flexibility, the aircraft is designed to cover wide geographic areas, with a targeted range of up to 130 miles, a maximum speed of 75 miles per hour and an altitude capability exceeding 12,000 feet.

Its compact 43.9-inch wingspan and 45.4-inch fuselage length provide a portable platform capable of supporting a variety of surveillance and monitoring missions.

The aircraft was developed with camera and target-recognition capabilities to support the identification, observation and monitoring of objects, terrain and activities across multiple operating environments.

Potential applications include:

●	Border Security and Surveillance: Supporting aerial monitoring of remote border regions, transportation corridors and geographically challenging terrain. The aircraft is designed to provide an additional surveillance capability for situational awareness, observation and reconnaissance missions.

●	Forestry and Wildfire Management: Supporting forestry agencies, land managers and emergency response organizations with aerial monitoring of forested areas, wildfire risk assessment, vegetation observation and post-fire damage evaluation.

●	Critical Infrastructure Monitoring: Providing aerial observation capabilities for pipelines, utility corridors, energy infrastructure, transportation networks and other critical assets where routine monitoring and situational awareness are essential.

●	Public Safety and Emergency Response: Supporting search-and-rescue operations, disaster assessment, emergency management and other missions where timely aerial intelligence can improve operational coordination.

●	Environmental and Land Management: Enabling aerial monitoring of remote landscapes, natural resources, agricultural regions and environmentally sensitive areas.

Engineered for Performance and Operational Flexibility

The fixed-wing aircraft has been developed with a high-efficiency battery-powered propulsion system and an aerodynamic design intended to support efficient flight operations.

The prototype’s specifications and targeted performance capabilities include:

Aircraft Specification	Targeted Capability
Wingspan	43.9 inches
Aircraft Length	45.4 inches
Maximum Speed	75 mph
Cruising Speed	43.4 mph
Climb Rate	2000 + feet per minute
Altitude	12,000 feet +
Payload Capacity	More than 4 pounds
Range	150 miles >
Detection Profile	Low
Maneuverability	Full spectrum
Power Source	High-efficiency battery
Navigation	GPS / LORAN
Camera and Mission Recognition	Yes

Specifications are subject to change as testing progresses.

The aircraft’s combination of speed, range and payload capacity is designed to provide flexibility for mission-specific surveillance and operational requirements.

Advancing Rantizo’s Multi-Market Drone Strategy

The new drone is intended to complement Rantizo’s existing initiatives in agricultural aviation, forestry, wildfire response and other specialized unmanned aircraft applications.

“At Rantizo, we believe the future of unmanned aviation will be defined by the ability to deliver practical solutions to challenges that conventional aircraft and ground-based systems cannot efficiently address,” said Marianne McInerney, President of Rantizo.

“Our new fixed-wing surveillance drone represents an important expansion of that vision. From monitoring remote border regions and protecting critical infrastructure to helping forestry agencies assess wildfire threats, we are developing technologies that provide operators with greater visibility, reach and operational flexibility. With commercial availability anticipated in mid-2027, this drone represents another step toward bringing specialized unmanned aviation capabilities to markets where they can make a meaningful difference.”

Rantizo plans to continue testing of the platform in preparation for anticipated commercial availability in mid-2027. The Company intends to pursue opportunities with government agencies, commercial operators and industry partners seeking specialized aerial surveillance and monitoring capabilities.

About Rantizo

Rantizo (NASDAQ: RNTZ), headquartered in Houston, Texas, develops drone-based technologies and services designed to address operational challenges across agriculture, forestry, emergency response, infrastructure and commercial markets.

Through its expanding portfolio of unmanned aircraft systems, Rantizo is focused on advancing drone technology, supporting domestic manufacturing capabilities and delivering innovative aerial solutions for applications where efficiency, accessibility and operational performance are critical.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements regarding the Company’s plans to develop, test, manufacture, commercialize and market its fixed-wing surveillance drone; anticipated commercial availability in mid-2027; expected product specifications and performance capabilities; potential applications and customer demand; future government and commercial opportunities; and the Company’s broader business strategy. There can be no assurance that development and testing will be completed as anticipated, that the aircraft will achieve its targeted specifications or that commercial availability will occur within the expected timeframe, however.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include product development and testing, manufacturing readiness, regulatory approvals and operating restrictions, market acceptance, competition, supply chain conditions, capital requirements and other factors described in the Company’s filings with the Securities and Exchange Commission. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

Investor Contact

Media and Investor Inquiries

Rantizo

281.730.1380

Houston, Texas